UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 September 06, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

ALLOTMENT OF STOCK OPTIONS

TDC FILING OF LEADING EMPLOYEES TRANSACTIONS WITH TDC SHARES AND RELATED SECURITIES

In accordance with section 28a of the Danish Securities Trading Act, TDC hereby report transactions, regarding leading employees and their close relatives, with TDC shares and related securities:

Name                               Henning Dyremose

Reason for reporting               President and Chief Executive Officer

Issuer                             TDC A/S

ID code                            ISIN DK0010 253335

Type of security                   Stock options

Transaction type                   Allotment of stock options

Trading date                       September 5, 2005

Market                             Copenhagen Stock Exchange

Volume of transaction              31,083 stock options

Value in DKK                       DKK 1,568,137.30, calculation based on the
                                   Black Scholes formula



For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   September 06, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations